Simpson Thacher & Bartlett llp

American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600

Facsimile (852) 2869-7694

Direct Dial Number	E-Mail Address
(852) 2514 7665	jpark@stblaw.com
October 4, 2010
VIA EDGAR
Mr. Amit Pande, Accounting Branch Chief
Ms. Lindsay Bryan, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Tel:     (202) 551-3264

Re:	Shinhan Financial Group Annual Report on Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 29, 2010 File No. 001-31798
Dear Mr. Pande and Ms. Bryan:
     We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Company”) in response to your letter, dated September 22, 2010, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for fiscal year 2009 filed with the Commission on June 29, 2010.
     As per the phone conversation between my colleague Johneth Park and Ms. Bryan on September 28, 2010, we are grateful that the Staff has tentatively agreed to our request to respond to these comments by November 5, 2010. We very much appreciate the Staff’s understanding and patience in this regard, and we will inform the Company to proceed on this basis unless we are notified otherwise by the Staff.
Leiming Chen   Philip M.J. Culhane   Chris Lin   Sinead O’Shea   Jin Hyuk Park   Youngjin Sohn   Kathryn King Sudol
Resident Partners
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simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com

- 2 -	October 4, 2010
Simpson Thacher & Bartlett llp
Securities and Exchange Commission
     Please contact me at Simpson Thacher & Bartlett LLP (35th floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.
Very truly yours,
/s/ Jin Hyuk Park